                                 GRAUBARD MILLER

                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, N.Y. 10174-1901
                                 (212) 818-8800
FACSIMILE                                                     DIRECT DIAL
                                                                 NUMBER
(212) 818-8881                                              (212) 818-8638
                                                             EMAIL ADDRESS
                                                          jgallant@graubard.com

                                         March 16, 2007

Ms. Elaine Wolff
Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC  20549

             Re:      China Opportunity Acquisition Corp.
                      Fourth Amendment to Registration Statement on Form S-1
                      Filed March 9, 2007
                      File No. 333-137716
                      ------------------------------------------------------

Dear Ms. Wolff:

         On behalf of China Opportunity Acquisition Corp. (the "Company"), we
respond as follows to the Staff's comment letter, dated March 14, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 6 to the Registration
Statement ("Amendment No. 6"), a copy of which has been marked with the changes from Amendment No. 5 to the Registration Statement. We are also delivering three
(3) courtesy copies of such marked Amendment No. 6.

         Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 6 the specific locations in such amendment in which our responses to the Staff's comments are reflected.

1.       WE NOTE YOUR RESPONSES TO PRIOR COMMENTS 1 AND 2 AND YOUR ADDITIONAL
         DISCLOSURE IN THE RISK FACTOR CAPTIONED "THE ABILITY OF OUR
         STOCKHOLDERS TO EXERCISE THEIR CONVERSION RIGHTS MAY NOT ALLOW US TO
         EFFECTUATE THE MOST DESIRABLE BUSINESS COMBINATION OR OPTIMIZE OUR
         CAPITAL STRUCTURE," PLEASE REVISE TO INCLUDE A SEPARATE RISK FACTOR
         THAT DISCUSSES IN GREATER DETAIL THE INCREASED CONVERSION THRESHOLD AND
         THE POTENTIAL IMPACT THIS COULD HAVE IN THE EVENT THE BUSINESS
         COMBINATION IS APPROVED. WE NOTE YOUR ARGUMENT THAT THE COMPANY IS NOT
         REQUIRED TO STRUCTURE A BUSINESS COMBINATION THAT PROVIDES FOR IT TO
         USE CASH RATHER THAN EQUITY. HOWEVER, PLEASE INCLUDE A DISCUSSION IN

Securities and Exchange Commission
March 16, 2007

         THE SEPARATE RISK FACTOR THAT HIGHLIGHTS THE FACT THAT THE HIGHER
         CONVERSION RATIO MAY RESULT IN THE COMPANY HAVING LESS CASH AVAILABLE
         TO COMPLETE THE BUSINESS COMBINATION OR AFTER THE BUSINESS COMBINATION
         TO USE IN FURTHERING ITS BUSINESS PLANS AND THAT THE HIGHER CONVERSION
         RATIO INCREASES THE LIKELIHOOD THAT THE COMPANY MAY SEEK ADDITIONAL
         CAPITAL EITHER BEFORE OR AFTER A BUSINESS COMBINATION.

         We have revised the disclosure in the Registration Statement to provide a separate risk factor as requested.

2.       WE NOTE YOUR RESPONSE TO PRIOR COMMENT NO. 5: RULE 10B-18 DOES NOT
         APPLY TO ISSUER REPURCHASES EFFECTED DURING THE PERIOD FROM TIME OF
         PUBLIC ANNOUNCEMENT OF A MERGER, ACQUISITION OR SIMILAR TRANSACTION
         INVOLVING A RECAPITALIZATION, UNTIL THE EARLIER OF THE COMPLETION OF
         SUCH TRANSACTION OR THE COMPLETION OF THE VOTE BY TARGET SHAREHOLDERS
         (INCLUDING ANY RELEVANT VALUATION PERIODS). IT APPEARS FROM YOUR
         DISCLOSURE THAT THE REPURCHASE ACTIVITY WILL NOT COMMENCE UNTIL 10
         BUSINESS DAYS AFTER THE FILING OF THE 8-K AND END ON THE "BUSINESS DAY
         IMMEDIATELY PRECEDING THE RECORD DATE FOR THE MEETING OF STOCKHOLDERS
         AT WHICH THE BUSINESS COMBINATION IS TO BE APPROVED." IN YOUR RESPONSE
         YOU STATE THAT YOU "ANTICIPATE THAT THE STOCKHOLDERS OF THE ACQUIRED
         COMPANY WILL HAVE APPROVED THE BUSINESS COMBINATION AT, OR PRIOR TO,
         THE COMPANY'S EXECUTION OF THE DEFINITIVE AGREEMENT RELATING THERETO."
         THUS, SINCE THE REPURCHASES WILL BE EFFECTED AFTER THE PUBLIC
         ANNOUNCEMENT AND PRIOR TO THE VOTE BY THE TARGET SHAREHOLDERS (TO
         APPROVE THE DEAL OR NOT), WE REISSUE OUR PRIOR COMMENT.

         As discussed with the Staff, we anticipate that the stockholders of the acquired company will have approved the business combination at, or prior to, the Company's execution of the definitive agreement relating thereto. The restricted period referred to in Section 10b-18(13)(iv) extends until the earlier of the completion of the transaction or the completion of the vote by target shareholders. Accordingly, we do not expect the exception to be applicable during the period covered by the trading plan (as the purchases will take place 10 business days after the filing of the 8-K announcing the execution of the definitive agreement, and accordingly, after the target stockholders have approved the business combination). Notwithstanding the foregoing, if the acquired company has not obtained such approval at, or prior to, the signing of the definitive agreement (or if the Company determines to base the purchase price on the Company's stock price) and a distribution of securities is still ongoing, the trading plan requires the broker executing the trades to comply with all Federal securities laws. Therefore, the trades could not be executed at such time. The disclosure in the Registration Statement states:

         "It is intended that these purchases will comply with Rule 10b-18 under the Exchange Act and accordingly, any purchases that are not permitted by Rule 10b-18 will not be made."

         Accordingly, we believe the current disclosure adequately addresses this point.

Securities and Exchange Commission
March 16, 2007

3.       WE NOTE YOUR RESPONSE TO PRIOR COMMENT NO. 6. RULE 10B-18 IS A
         VOLUNTARY SAFE HARBOR, NOT A PRESCRIPTIVE RULE, AS SUCH, ONE CANNOT
         "VIOLATE" THE RULE - ONE IS JUST EITHER WITHIN OR OUTSIDE OF THE RULE'S
         PROTECTION. ALSO, RULE 10B-18 DOES NOT APPLY TO PURCHASES THAT ARE
         EFFECTED BY AN "AGENT INDEPENDENT OF THE ISSUER" (AS DEFINED IN 17 CFR
         242.100). AGAIN, IF MR. EDELSON HAS NO DISCRETION/CONTROL OVER THE
         PRICE AND TIMING OF THE PURCHASES, HOW ARE THESE NOT BEING MADE BY AN
         "AGENT INDEPENDENT OF THE ISSUER"?

         As discussed with the Staff, Rule 10b-18 defines a "Rule 10b-18 purchase" as a purchase of an issuer's common stock by or for the issuer or any affiliated purchaser but excludes any purchase effected "by or for an issuer plan by an agent independent of the issuer." (Rule 10b-18(13)(ii)). The term
"plan" is defined pursuant to Rule 100 of Regulation M as "any bonus, profit-sharing, pension, retirement, thrift, savings, incentive, stock purchase, stock option, stock ownership, stock appreciation, dividend reinvestment, or similar plan; or any dividend or interest reinvestment plan or employee benefit plan." Each of these types of plans are examples of compensatory employee benefit plans. Mr. Edelson's 10b5-1 trading plan is not such a plan and accordingly, it is not covered by the exclusion covered in this definition.
Therefore, regardless of whether the purchases are made by an agent independent of the issuer, they would still qualify as Rule 10b-18 purchases.

         If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                 Very truly yours,

                                 /s/ Jeffrey M. Gallant

                                 Jeffrey M. Gallant

cc:      Harry Edelson
         David M. Nussbaum
         Steven Levine
         Robert J. Mittman, Esq.